UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 130TH BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 17, 2008

1. DATE, TIME AND PLACE: On December 17, 2008, at 10:00 a.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was convened pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was dispensed with given that it was known by all the attendees. It was decided that the minutes of this meeting will be drawn up in summary format, with attendees having been granted the right to manifest themselves and register their dissent, which will be filed at the Company’s headquarters. The Board authorized the publication of these minutes in summary format without the signatures of the Board of Directors.

After the initial clarifications, the Chairman of the Board informed the Board members present that the votes of the Board members indicated by controlling shareholders will be computed pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed at the Company dated March 22, 2002 as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

Following the examination of the matters on the Agenda, the following matters were addressed and the following resolutions taken by unanimous vote and with no restrictions:

(i) Acknowledgement of the Work Plans of the Advisory Committees and the Work Commissions of the Board of Directors in the month;

(ii) Acknowledgement of the Report from the CEO (“highlights”) of the main factors relating to the Company’s business and industry indicators;

(iii) Approval of the minutes of the 129th Board of Directors’ Meeting held on November 26;

(iv) Approval, pursuant to Item “q” of Article 18 of the Bylaws, of the Annual Audit Plan for fiscal year 2009 and the respective budget, which had been previously examined and approved by the Management Process Committee and the Fiscal Council;

(v) Approval, pursuant to Item “aa" of Article 18 of the Bylaws, the Annual Calendar of Corporate Events for fiscal year 2009;

(vi) Approval of the amendment to the Agreement 4600012050, entered into by the Company and KPMG Auditores Independentes (“KPMG”), pursuant to Item “j” of Article 18 of the Bylaws and Board of Executive Officers’ Resolution 2008073. It was also registered that the Fiscal Council had approved said amendment in accordance with its attributions and Internal Regulations; and

(vii) Recommendation to the bodies of the subsidiaries to vote in favor of the approval of the following matters: (a) Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), CPFL Comercialização Brasil S.A. (“CPFL BRASIL”), CPFL Geração de Energia S.A. (“CPFL GERAÇÃO”), Companhia Luz e Força Santa Cruz (“CPFL SANTA CRUZ”), Companhia Jaguari de Energia Elétrica (“CPFL JAGUARI”), Paulista Lajeado Energia S.A. (“PAULISTA LAJEADO”), Companhia Luz e Força Mococa (“CPFL MOCOCA”), Companhia Sul Paulista de Energia (“CPFL SUL PAULISTA”), Companhia Paulista de Energia Elétrica (“CPFL LESTE PAULISTA”), and Rio Grande Energia S.A. (“RGE”) – Addenda to the agreements entered into with KPMG; (b) CPFL PIRATININGA – Sale of a property in the city of Jundiaí; (c) CPFL PAULISTA, CPFL PIRATININGA, CPFL SANTA CRUZ, CPFL MOCOCA and RGE – Hiring of a company to execute substation works; and (d) CPFL PAULISTA, CPFL PIRATININGA, and CPFL BRASIL – Resizing of the Hardware Infrastructure for the IS-U/CCS Project and execution of the addenda with TIVIT, registering the preliminary examination made by the Related Parties Committee.

6. CLOSURE:

The Chairman of the Board, speaking on behalf of all the Board members, congratulated the CEO, the other Executive Officers and CPFL Energia’s teams for the work developed in 2008, allowing the Company to close the year with great control and tranquility, regardless of the turbulent economic environment. He also expressed his hopes that the Company would do even better in 2009.

On behalf of the Executive Officers, the CEO thanked the Board for its support and interaction during the year, which had allowed the Company to achieve its objectives.

There being no further issues to address, these minutes were drawn up, read, found to be in compliance and signed by the Board members present and the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free translation of the original minutes drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.